United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 25, 2022		Head of Investor Relations



Totten mine resumed operations in February 2022

Vale's performance 4Q21

Rio de Janeiro, February 25, 2022

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.”

“Cautionary Note to U.S. Investors – Vale currently complies with SEC Industry Guide 7 in its reporting of mineral reserves in SEC filings. SEC Industry Guide 7 permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation that are not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. Starting in its next annual report on Form 20-F, Vale will comply with Subpart 1300 of Regulation S-K, which will replace SEC Industry Guide 7. Subpart 1300 of Regulation S-K permits mining companies, in their filings with the SEC, to disclose “mineral reserves”, “mineral resources” and “exploration targets” that are based upon and accurately reflects information and supporting documentation of a qualified person. We present certain information in this presentation that are not based upon information or documentation of a qualified person, and that will not be permitted in an SEC filing under Subpart 1300 of Regulation S-K. These materials are not mineral reserves, mineral resources or exploration targets, as defined by the SEC, and we cannot assure you that these materials will be converted into mineral reserves, mineral resources or exploration targets, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.”

Disclaimer

1

We are building a better Vale

Building a better Vale

De-risking

- Brumadinho
- Mariana
- Dam safety
- Production resumption

Reshaping

- Focus on core business
- Elimination of cash drains
- Accretive growth opportunities
- Cost efficiency

Re-rating

- Benchmark in safety
- Best-in-class reliable operator
- Talent-driven organization
- Leader in low carbon mining and ESG practices
- Reference in creating and sharing value

Sound cash flow generation

Discipline in capital allocation

Business and Financial highlights

We have made significant progress on our strategic priorities in 2021:

Iron Ore	~340 Mtpy capacity production in 2021YE vs. 322 Mtpy in 2020YE 5.1% y/y increase in iron ore fines production 6.8% y/y increase in pellet production 82.5 Mt iron ore fines sales in 4Q21, a record for a fourth quarter
Base Metals	Ramp-up of operations in North Atlantic 38.1 kt production at Voisey's Bay, achieving best-to-date annual production 19.4% y/y increase in production in Onça Puma Accelerated Base Metals transformation
Cultural transformation	Increasing maturity of VPS implementation Lowest Total Recordable Injury Frequency Rate (TRIFR) in Vale's history
Portfolio optimization	Mosaic and CSI divestments completed Moatize sale signed (expected closing 1H22)
Capital allocation	US$ 3.5 billion dividend to be paid in March 2022 Return of US$ 23 billion through dividends and buyback programs since 2021

VALE

Significant progress with the Brumadinho reparation

Agreement for Integral Reparation

US$ 1.3 billion[1] disbursed in 2021:

- Income Transfer Program (fully paid)
- Water pipeline system (fully completed)
- Urban Mobility Projects
- Public Service Strengthening Program
- Biofactory / Fundação Ezequiel Dias Projects

US$ 1 billion[1] planned for 2022

Individual indemnifications

Extrajudicial Settlement Programs:

*+ **12,800** people since 2019[2]*

*+ **R$ 3 billion** in settlements[2]*


New water pipeline system to support Belo
Horizonte Metropolitan region

VALE

[1] Amount net of judicial deposit. [2] Accumulated number of people with signed agreements and amounts committed in signed agreements until February 18, 2022.

Upstream dams: 40% eliminated by 2022YE[1]



Total of uptream dams eliminated per year
(cumulative view)
>1/3 complete
2/3 complete
7
12
13
17
20
27
30
2019-2021
2022
2023
2024
2025
2029
2035



5 Pontal dike decharacterization works were concluded in December 2021

Next deliveries (2022)

- Baixo João Pereira dam (Fábrica site)
- Auxiliar dike B5 (Águas Claras site)
- 3 Pontal dike (Cauê site)
- 4 Pontal dike (Cauê site)
- Ipoema dam (Itabira complex)

VALE

[1] As per the Upstream Dam Decharacterization Program in Brazil.

Delivering on our ESG commitments...

Health & Safety

Zero recordable high-potential injuries (N2) by 2025

- Lowest total recordable injury frequency rate in Vale's history in 2021

Energy

100% clean energy in Brazil by 2025 and and globally by 2030

- ~90% reached in Brazil by 2021

Forest

Recover and protect +500,000 ha by 2030

- 67,372 hectares of recovered / protected forests in 2021

Scope 1 and 2 emissions

Reduction by 33% by 2030

- Investments between US$ 4.0 and US$ 6.0 billion

ESG gaps

Closing key ESG gaps by 2030

- 86% of gaps closed by 2021

Scope 3 emissions

Reduction by 15% by 2035

- Launching of the green briquette
- Engagements with customers representing 40% of our Scope 3

VALE

... and strengthening social performance

Social Ambition

"Be a ***partner*** company in the development of ***resilient communities***, engaged in ***relevant issues to humanity*** and committed to sustainable mining."

New 2030 Social Goals

Resilient communities
Lift 500,000 people out of extreme poverty[1]

Indigenous People
Indigenous communities neighboring ALL Vale operations with UNDRIP[2] rights plans

Sustainable Mining
Rank Top 3 in the social requirements of the main external assessments

Diversity, Equity and Inclusion (DEI)
26% of women's workforce representation anticipated to 2025 (from 2030)

New DEI Goal
40% leadership roles in Brazil occupied by black employees by 2026

[1] People living with less than US$1.95 per day, as per the World Bank. [2] United Nations Declaration on the Rights of Indigenous Peoples.

Reshaping: substantial progress in 2021


2015
2018
2020
2021
What is next?
Coal assets in Australia
CSA
Fertilizer assets in Peru
Fertilizer assets in Brazil
Potash projects in Canada
Zhuhai YPM
Henan Longyu Energy Resources
Biopalma
Potássio Rio Colorado
VNC
Manganese ferro-alloy in Minas Gerais, Brazil
Mosaic
CSI
Moatize[1]
MRN
CSP
Deals in 2021
Other non-core assets

[1] Closing expected by 1H22.

Creating and sharing value: record FCF generation, 95% distributed to shareholders



Free cash flow returned to shareholder
US$ billion
Share buyback
Extraodinary dividends
Ordinary dividends
Free cash flow returned to shareholder (%)
2018
50%
4.3
1.0
1.4
1.9
2019
-
2020
36%
3.3
0.9
2.4
2021
95%
19.0
5.5
5.9
7.6
1Q22
4.0
0.5¹
0.7²
2.8²

Minimum dividend policy	Through the cycle
Extraordinary dividends	Return surplus cash
Share buyback program	Attractive investment

[1] Considering share buyback program in year-to-date (February 24). [2] Considering dividends announced in February 24 to be paid in March.

2

Base Metals

Robust outlook for Base Metals



Total Nickel Demand[1]
in million tonnes
CAGR
(2019-31)
3.8
0.3
4.9
0.8
6.3
1.9
29.9%
2021
2026
2031
Batteries
Other High-Value Ni
Stainless Steel



Total Copper Demand[1]
in million tonnes
CAGR
(2019-31)
29.7
0.7
0.6
33.9
1.3
1.7
38.5
3.2
1.6
20.6%
9.6%
2021
2026
2031
EV
Renewables
Other

[1] Includes secondary demand (scrap)

Right assets in strong jurisdictions with technical expertise to unlock the value chain

Contained metal in Mineral Resources (inclusive of Reserves)
in million metric tonnes of metal



Canada
Brazil
Indonesia
Nickel
3.1
2.2
7.6
Average Grades
1.68%
1.40%
1.67%
Copper
2.6¹
16.4
17.4
Average Grades
1.38%
0.69%
0.83%

Top 3 or better resource position in each jurisdiction for primary mined metals[2]

Our Base Metals business



Thompson
Voisey's Bay
Sudbury
Port Colborne
Long Harbour
Clydach
Matsuzaka
Onça Puma
Salobo
Sossego
Sorowako
Hu'u
Mine & Mill
Refinery
Integrated Operation
Future Hub

Note: 2020 Mineral Resource estimates as of December 31, 2020, except for copper resources in Indonesia (interim pre-feasibility study update concluded in December 2021). Minerals resources are shown in 100% basis, not reflecting Vale's interest. Mineral Resources includes measured, indicated and inferred categories. All tonnage information has been rounded to reflect the relative uncertainty in the estimates. [1] Copper is a byproduct of Canadian nickel operations. [2] Primary mined metals would be nickel for Canada, copper and nickel each for Brazil and Indonesia. For Canadian copper, which is a byproduct, Vale is not Top 3 in resources.

Accelerating the Rights Actions

1 **Benchmark in Safety & Sustainability**
Core value within Vale, an uncompromising commitment

2 **Achieving our Full Resource Potential**
World class resource base in key global regions

3 **Delivering Project Pipeline**
Robust suite of projects to deliver long term value

4 **Mine Productivity & Performance**
Leading from our mine face to safely deliver value

5 **Foundational Major Player in North American EV Industry**
Positioned to be a leading North American based provider of critical metals

6 **New Pact with Society**
A low carbon, responsible company that differentiates from the pack

VALE

Base Metals sound improvement in 4Q21

Nickel production - kt


+59%
48.0
30.2
3Q21
4Q21

Copper production - kt


+12%
69.2
77.5
3Q21
4Q21

- Ramp up of Sudbury mines
- Totten resumption in February 2022
- Onça Puma & Matsusaka strong 4Q21 after maintenance
- Long Harbour best-to-date annual production
- Salobo total mine movement at pre-safety review levels

3

Iron Ore

Resuming iron ore operations while improving portfolio quality

Main deliveries in 2022

		Capacity	Quality
1Q22	Brucutu/Itabira: tailings filtration plants start-up		☑
1H22	S11D: jaspilite crushers installation	☑	☑
2H22	S11D: Project +10 Mtpy	☑	☑
2H22	Serra Norte: Gelado project	☑	☑
4Q22	Brucutu: Torto dam start-up	☑	☑
4Q22	Itabira: Itabiruçu dam raising and new tailing stockpile	☑	☑

Production guidance for 2022
320 – 335 Mt


Conceição's tailings filtration plant commissioning started in December 2021


Cauê's tailings filtration plant commissioning started in December 2021

VALE

Steel demand will also be driven by an industry wide decarbonization transition

Energy sector example

Steel application in different energy sources



Solar: used as a base for solar thermal-panels and in pumps, tanks and heat exchangers.

Wind: main material used in onshore and off-shore wind turbines

Hydroelectric: needed to reinforce concrete dams

Biomass: used extensively in agriculture equipment

Wave and tidal: steel pile is the main component of systems.

Power generation - Material intensity

ton of Cu eq.[1] per terawatt-hour



Other
Cadmium, gallium, telurium
Rare-earth elements
Aluminium
Copper, nickel and zinc
Steel
Coal fired
Gas fired
Wind2
Solar photovoltaic

Source: World Steel Association and Mckinsey

[1] Copper equivalent. Cu eq, conversion used 2015–21 average prices for each metal. [2] Estimated average across different technologies, for onshore and onshore.

VALE

Three main drivers will boost value of high-grade products leading to solid premiums in the long term

Demand drivers

Investment requirement
Transition driver

US$ 1-2 trillion

to be compliant with CO_2 emission requirements

- Aging plants, capacity retirement and CO_2 related investment requirements will boost productivity needs
- Productivity gains and CO_2 reductions can defer investment requirements
- High grade products increase productivity and reduce CO_2 in steelmaking process

Higher reductant costs
Directional driver

Fuel cost[1] (US$/t coal eq.)



Coal
NG[2] w/ CCS[3]
Biocarbon
Blue hydrogen
Green hydrogren

- "Greener" reductant will increase hot metal production costs, especially out of low-grade ores
- High-grade products decrease reductant consumption
- Current high coke prices have boosted premiums in the short term

Supply driver

Limited supply of high-quality ores

Average Fe content (%Fe)



Future
2020
63.6
60.8
60.4
57.8
Vale
Peer 1
Peer 2
Peer 3

- Main ore bodies available face depletion and beneficiation challenges, thus making it difficult to increase supply of high-grade
- Vale will strongly benefit from its high-quality product portfolio
- Current supply limitations and ore quality decrease have pushed premiums up

Source: Vale's estimates.
[1] Assumptions: Biochar@$250/ton; Electricity@$30/MWh; CCS@$60/ton.$CO_2$ [2] Natural gas. [3] Carbon capture and storage.

Price spreads have increased driven by high coal costs and the impact of current supply limitations on iron ore quality

Spreads to IODEX 62% (US$/dmt)



MB 65%Fe
MB 62%Fe Low Alumina
MB 58%Fe
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
2019
2020
2021
2022
+$28.2/t
+$5.0/t
-$48.5/t
$77/t spread entre 65%Fe e 58%Fe

Note: last data from Februray 24th 2022.

VALE

4

4Q21 highlights

Lower iron ore price greatly offset by higher volumes

EBITDA 3Q21 vs. 4Q21 (US$ million)



- **US$ 2.4 billion negative** effect **from Ferrous business**
- US$ 0.3 billion positive effect from Base Metals and Coal
- Sales increase:
+17.6 Mt of iron ore[1]
+2.9 kt of nickel
7,109
2,075
1,443
482
6,959
EBITDA 3Q21[2]
Prices
Volume
Others[3]
EBITDA 4Q21[2]

[1] Includes iron ore fines and pellets.
[2] Net of Brumadinho expenses and COVID-19 donations.
[3] Includes US$ 154 million in lower unit costs and expenses, US$ 122 million in foreign exchange effect and US$ 206 million in dividends received and others.

VALE

FCF impacted by accrual sales and pricing mechanism

Free Cash Flow (US$ million)



• Settlements with clients: pricing system mechanism and the sharp price decline in 2H21
• Higher accrual sales volume (18.1Mt in 4Q21 versus 8.7 Mt in 3Q21)
• +US$ 0.9 bn vs. 3Q21
6,959
2,293
1,293
952
1,831
765
175
784
609
EBITDA proforma 4Q21
Working capital
Brumadinho expenses1
Income taxes & REFIS
CAPEX
Others2
Free Cash Flow from Operations
Cash management & others3
Increase in cash & cash equivalents

[1] Includes US$ 1.088 billion of disbursement of Brumadinho provisioned expenses, US$ 189 million of Brumadinho incurred expenses and US$ 16 million of COVID-19 expenses.
[2] Includes interest on loans, derivatives, leasing, dividends paid to noncontrolling interest, payments to Samarco and others.
[3] Includes US$ 1.259 billion from the Mosaic divestment and US$ 226 million of net debt funding, offset by US$ 701 million of share buyback,

VALE

Net income 4Q21: Non-cash events and increase in provisions

Reconciliation of proforma EBITDA to net income (US$ million)

US$ million	4Q21
EBITDA Proforma	6,959
Brumadinho & COVID-19 donations	-2,131
EBITDA Coal (Discontinued operation)	-102
Adjusted EBITDA from continuing operations	4,726
Impairment & disposal of non-current assets	-205
Dividends received	-142
Equity results[1]	-1,010
Financial results	3,158
Income taxes	-353
Depreciation, depletion & amortization	-822
Net income from continuing operations attributable to Vale's stockholders	5,352

- **US$ 1.7 bn: provision for the decharacterization of upstream dams** after an update of estimates considering new engineering and geotechnical solutions.

- **US$ 1.1 bn: Provision related to Fundação Renova**, after court decisions on individual compensation.

- **US$ 3.2 bn: Reclassification of cumulative exchange variation** in equity:
  i. capital reduction of a wholly owned subsidiary abroad; and
  ii. the liquidation of a wholly-owned subsidiary previously operating in international iron ore logistics.

[1] Includes net income attributed to non-controlling shareholders.

VALE

We are identifying opportunities to offset inflation in 2022 and deploy the US$ 1 billion reduction program for 2023

Inflation on fixed spending and sustaining investments to be offset in 2022

US$ 0.5-0.7 billion of expected inflation pressure on fixed spending and sustaining investment in 2022 (vs. 2021)

Examples of initiatives identified to offset inflation:

Vale: Organizational redesign and simplification

Iron ore: Reassess scope and process of maintenance and suppliers

Base Metals: Services optimization through better planning and control in North Atlantic

Iron ore variable cost sensitivity to oil price

2022 vs. 2021

Δ $ 10/bbl brent oil
→ Δ US$ 0.2/t iron ore C1 cash cost

Δ $ 10/bbl brent oil
→ Δ US$ 0.9/t iron ore's freight cost

VALE

Closing remarks

De-risking

- Brumadinho
- Mariana
- Dam safety
- Production resumption

Reshaping

- Focus on core business
- Elimination of cash drains
- Accretive growth opportunities
- Cost efficiency

Re-rating

- Benchmark in safety
- Best-in-class reliable operator
- Talent-driven organization
- Leader in low carbon mining and ESG practices
- Reference in creating and sharing value

Sound cash flow generation

Discipline in capital allocation

VALE